Jacobo Díaz García
Director Financiero

RECEIVED

2007 NOV 20 P 4:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Office of Intl. Corp. finance
Room 3094 - Stop 3-6
450 Fifth St. N.W.
Washington DC 20549
U.S.A.

07028170

November, 15th 2007

SUPPL

Dear Sirs,

Please find enclosed the documents, for the information requirements undertaken by BANKINTER, S.A., in order to maintain the granted exemptions from registration under Rule 12g 3-2 (b) of the Securities Exchange Act. of 1934.

Attached reports of 2007

- Third Quarter Financial Summary.
- Third Quarter Results Presentation.
- Second 2007 Interim Dividend

Yours sincerely,

P.O.

PROCESSED
NOV 26 2007
THOMSON
FINANCIAL

Jacobo Diaz
Chief Financial Officer

If you need further information about us visit:
https://www.ebankinter.com/webcorporativa

11/21



Financial Summary

3rd quarter · September 2007

Transparency

bankinter.

01. Financial highlights

			Variation	
Balance sheet	**09/30/2007**	**09/30/2006**	**Amount**	**%**
Total assets	47,911,061	44,908,406	3,002,655	6.69
Credit facilities and loans	36,283,902	30,287,135	5,996,767	19.80
Credit facil. and loans ex-securitization	38,733,492	33,190,769	5,542,723	16.70
Customer funds	38,414,958	31,485,506	6,929,452	22.01
Off-balance-sheet managed funds	11,824,139	11,576,098	248,041	2.14
Earnings				
Net interest income	439,485	343,931	95,554	27.78
Ordinary Income	711,340	602,323	109,017	18.10
Operating income	340,565	309,498	31,067	10.04
Income before taxes	418,184	250,487	167,697	66.95
Net income attributed to the Group	314,605	177,046	137,559	77.70
Ratios				
Nonperfor. loans/ total risk expos. ex-securit. (%)	0.33	0.24	0.09	35.09
Recorded allowance/nonperforming loans (%)	399.68	573.77	-174.09	-30.34
Cost to income (%)	51.41	47.86	3.55	7.42
ROE (%)	27.14	17.08	10.06	58.90
ROA (%)	0.89	0.56	0.33	58.67
Capital ratio (%)	10.03	10.17	-0.14	-1.38
Tier 1 capital (%)	6.67	6.94	-0.27	-3.89
Bankinter shares				
Number of shares	396,876,110	392,925,220	3,950,890	1.01
Closing price	10.11	11.20	-1.09	-9.73
EPS. Earnings per share (euros)	0.79	0.46	0.33	73.25
DPS. Dividend per share (euros)	0.21	0.19	0.02	11.70
Branches and centers				
Number of branches	347	330	17	5.15
Commercial management centers				
Corporate Business Units	51	48	3	6.25
SME Business Units	152	117	35	29.91
Private Banking Centers	46	41	5	12.20
Corporate Partnerships	546	522	24	4.60
Number of agents	979	1,026	-47	-4.58
Telephone banking and Internet	3	3	0	0.00
Headcount				
Number of employees (*)	4,371	3,875	496	12.80

(*) full-time equivalent

02. Introduction

In the third quarter of 2007 the Bankinter Group reported net profit of EUR 314.60 million, which represents an increase of 77.70% with respect to the same period in 2006. Profit before tax amounted to EUR 418.18 million, up 66.95% on the figure reported in September 2006. This profit takes into account the non-recurring income already presented in the previous quarter and the incorporation of the 50% interest formerly held by Capital One in the joint venture. As a result, the Bank's net profit "ex-one-time items" was EUR 224.09 million, representing a 26.6% increase with respect to the year-ago period.

Bankinter achieved major growth in its recurring business, as evidenced by the considerable rise in net interest income to EUR 439.48 million, up 27.8% on the third quarter of 2006, and by the favourable performance of fee and commission income, which contributed EUR 182.2 million to the income statement, 15.8% more than in the same period in 2006.

All customer business segments reported substantial increases in profit. Particularly noteworthy as is becoming customary, were the segments which Bankinter considers to be of key importance to its business strategy: SMEs and the high net worth customer segments: Private Banking and Personal Finance.

Profit after tax in the SME segment climbed by 41.75%, with increases in average lending (up 25.6%) and average customer funds (up 29.2%).Equally strong growth was achieved in the net profit of the Private Banking and Personal Finance segments, with increases of 38.89% and 39.01%, respectively.

At the same time, in order to continue with the sound management of the various businesses, there was a sizeable increase in the number of the Bank's employees, which at the end of the third quarter totalled 4,371, up 12.89% on the year-ago period.

The quality of service provided to the Bank's customers, the factor underpinning all this growth, remains far above the average for the industry with a Net Satisfaction Index (ISN) 7.70 points above the quality indicator for other banks.

Margins and earnings

Growth was also reported in all the aggregates in Bankinter's balance sheet. Total assets rose 6.69% to EUR 47,911 million. Customer funds amounted to EUR 38,415 million at 30 September, up 22.01%. The Bank's loans and receivables, which totalled EUR 36,284 million, grew by 19.50% with respect to the same period in 2006. At the September close, Bankinter's self-financing ratio for its customer activity was 60% (customer deposits /loans and advance to customers).

Bankinter's income statement for the period ended 30 September 2007 showed increases in all the margins: net interest income (up 27.78%); gross income (up 18.10%); and net operating income (up 10.04%).

Non-performing loans amounted to EUR 137.38 million, equivalent to 0.33% of the Bank's computable risk assets, which is much lower than the level for the industry as a whole. Similarly, the ratio of the recognised allowance to non-performing loans stood at 400%. Total loan loss allowances increased by 9.74% with respect to 2006. These figures confirm the high credit quality of the Group's loan portfolio and its solvency, which are based on its in-house risk analysis, acceptance and automatic management systems, portfolio diversification, reduced exposure to the real-estate development business, conservative loan loss provisions and a virtually zero exposure to country risk.

Earnings per share stood at EUR 0.79, up 71.7% on the year-ago period.

As for dividends, on 6 October 2007 Bankinter paid the second 2007 interim dividend of EUR 0.07353 per share, a 15% increase with respect to the second 2006 dividend.

03. Quality of service

ISN satisfaction scale	
>85	Excellent
75-85	Good
60-75	Fair
<60	Poor

By segments


85
84
83
82
81
80
79
78
77
76
3Q 2006
4Q 2006
1Q 2007
2Q 2007
3Q 2007
Corporate Banking
Individuals
Small Business
Private Banking
Non-residents

By distribution channel


81
79
77
75
73
71
3Q 2006
4Q 2006
1Q 2007
2Q 2007
3Q 2007
Corporate partnerships
Agent Network
Branch Network
Internet Office
Telephone Branch

04. Customer activity



Bankinter has once again confirmed the efficiency and quality of its multi-channel service, as evidenced by the excellent results obtained in the shape of its customers' opinions. This quarter, the Bank's Total Overall Satisfaction Index (ISN) was 77.73, i.e. 7.70 points above the market average.

The Internet continues to be the most frequently used channel, accounting for 56.4% of total transactions performed. The platform with the highest level of satisfaction is the wireless telephony platform, with an ISN score of 82.33. These data confirm the high level of customer confidence in the use of these channels.

Although all the Banks' segments continue to maintain an excellent Net Satisfaction Index, Foreign Customers is the segment that enjoys the highest quality perception profile, with an ISN score of 82.15 points, followed by the Corporate Banking and Individuals segments, with scores of 78.45 and 77.64, respectively.

Particularly noteworthy is the evolution of quality standards as perceived by mortgage-loan customers, which in September 2007 reached an all-year high with an ISN score of 78.73. The abandonment rate fell this quarter to 5.81%, almost half a point below the figure for the last quarter, thus further confirming customers' positive response to and agreement with the service offered by Bankinter.

Evolution of transactions by channel (%)


100
80
60
40
20
0
40%
56.4%
30.2%
2000
2002
2004
2006
3Q 2007
Cellular phones
Cards
Internet
Telephone Banking
Electronic Banking
Branch Network

Use of channels


39%
24%
37%
1 channel
2 channels
3 channels

Products by customer


Numbers of products
6.5
6.4
6.3
6.2
6.1
6.14
6.22
3Q 2006
4Q 2006
1Q 2007
2Q 2007
3Q 2007

Churn rate


% Annual Rate
7
6
5
4
6.63
5.81
3Q 2006
4Q 2006
1Q 2007
2Q 2007
3Q 2007

05. Balance sheet

			Var. 09/30/2007-12/31/2006			Var. 09/30/2007-09/30/2006	
	09/30/2007	12/31/2006	Amount	%	09/30/2007	Amount	%
Assets							
Cash on hand and on deposits at central banks	232,776	539,178	-306,402	-56.83	555,000	-322,224	-58.06
Trading portfolio	1,391,824	2,760,202	-1,368,378	-49.58	3,394,157	-2,002,333	-58.99
Available for sale portfolio	3,884,625	4,491,562	-606,937	-13.51	4,791,129	-906,504	-18.92
Loans	41,503,782	37,227,707	4,276,075	11.49	35,299,081	6,204,701	17.58
Due from banks	4,922,453	5,387,117	-464,664	-8.63	4,750,762	171,691	3.61
Customer loans	36,283,902	31,653,807	4,630,095	14.63	30,287,135	5,996,767	19.80
Other assets	297,427	186,783	110,644	59.24	261,184	36,243	13.88
Hedge derivatives and macro-derivatives	78,719	79,848	-1,129	-1.41	73,469	5,250	7.15
Other assets available for sale	3,176	3,965	-789	-19.90	4,532	-1,356	-29.92
Affiliates	143,354	106,539	36,815	34.56	101,001	42,353	41.93
Intangible assets	363,630	346,931	16,699	4.81	345,191	18,439	5.34
Accrual accounts	309,175	519,837	-210,662	-40.52	344,846	-35,671	-10.34
Total assets	**47,911,061**	**46,075,769**	**1,835,292**	**3.98**	**44,908,406**	**3,002,655**	**6.69**
Equities and liabilities							
Liabilities							
Trading portfolio	1,329,260	2,564,128	-1,234,868	-48.16	2,820,924	-1,491,664	-52.88
Financial liabilities at amortized costs	43,960,102	40,609,362	3,350,740	8.25	39,073,303	4,886,799	12.51
Due to banks	4,386,963	6,972,276	-2,585,313	-37.08	6,554,752	-2,167,789	-33.07
Customer deposits	21,784,303	18,409,659	3,374,644	18.33	17,376,964	4,407,339	25.36
Marketable debt securities	16,630,655	14,273,921	2,356,734	16.51	14,108,542	2,522,113	17.88
Subordinated debt	578,524	594,162	-15,638	-2.63	551,923	26,601	4.82
Other liabilities	579,657	359,344	220,313	61.31	481,122	98,535	20.48
Hedge derivatives and macro-derivatives	21,988	907	21,081	2324.26	5,601	16,387	292.57
Write-offs and provisions	156,294	651,502	-495,208	-76.01	703,108	-546,814	-77.77
Accrual accounts	309,053	317,757	-8,704	-2.74%	352,298	-43,245	-12.28%
Capital with nature of financial liabilities	348,848	347,511	1,337	0.38%	346,785	2,063	0.59%
Total liabilities	**46,125,545**	**44,491,167**	**1,634,378**	**3.67%**	**43,302,019**	**2,823,526**	**6.52%**
Equity							
Equity adjustments due to valuation	-20,195	23,932	-44,127	-184.38%	58,931	-79,126	-134.27%
Equity	1,805,711	1,560,670	245,041	15.70%	1,547,456	258,255	16.69%
Total equity	**1,785,516**	**1,584,602**	**200,914**	**12.68%**	**1,606,387**	**179,129**	**11.15%**
Total equity and liabilities	**47,911,061**	**46,075,769**	**1,835,292**	**3.98%**	**44,908,406**	**3,002,655**	**6.69%**

06. Customer funds and lending

			Var. 09/30/2007 - 09/30/2006	
	09/30/2007	**09/30/2006**	**Amount**	**%**
Customer funds				
Customer deposits	21,784,303	17,376,964	4,407,339	25.36
Government entities	431,172	324,471	106,701	32.88
Residents	20,371,799	16,558,985	3,812,814	23.03
Demand deposits	8,386,075	8,051,562	334,513	4.15
Savings deposits	98,316	107,818	-9,502	-8.81
Time deposits	5,636,335	3,413,425	2,222,910	65.12
Secur. sold under repurchase agreement	6,251,073	4,986,180	1,264,893	25.37
Nonresidents	832,588	422,789	409,799	96.93
Adjustments due to valuation	148,744	70,719	78,025	110.33
Marketable debt securities	16,630,655	14,108,542	2,522,113	17.88
Total	**38,414,958**	**31,485,506**	**6,929,452**	**22.01**
Off-balance-sheet managed funds	**11,824,139**	**11,576,098**	**248,041**	**2.14**
of which:				
Mutual funds	8,880,361	9,108,891	-228,530	-2.51
Pension funds	1,101,438	944,976	156,462	16.56
Credit facilities and loans				
Lending to government entities	61,879	40,121	21,758	54.23
Lending to residents	35,452,575	29,792,006	5,660,569	19.00
Commercial bills	1,744,680	1,632,637	112,043	6.86
Secured loans	24,959,957	21,204,209	3,755,748	17.71
Leasing	1,334,863	1,083,412	251,451	23.21
Other credit facilities	7,413,075	5,871,748	1,541,327	26.25
Lending to nonresident borrowers	1,017,287	795,579	221,708	27.87
Nonperforming loans	135,777	85,356	50,421	59.07
Subtotal	**36,667,518**	**30,713,062**	**5,954,456**	**19.39**
Loan loss allow. (excl. off-balance-sheet risks)	515,496	471,043	44,453	9.44
Other adjustements due to valuation	131,880	45,116	86,764	192.31
Total	**36,283,902**	**30,287,135**	**5,996,767**	**19.80**
Total ex-securitization	**38,733,492**	**33,190,769**	**5,542,723**	**16.70**

07. Analysis of credit risk



	09/30/2007	09/30/2006	Variation Amount	Variation %
Risk exposure ex securitization	41,911,265	35,936,180	5,975,085	16.63
Total nonperforming balance	137,383	87,202	50,181	57.55
Total allowances	549,092	500,334	48,758	9.74
Mandatory allowances	549,092	500,334	48,758	9.74
Generic	504,746	473,276	31,470	6.65
Specific	44,346	27,059	17,287	63.89
% Nonperf. loans/Total risk exposure (ex securit.)	0.33	0.24	0.09	35.09
% Nonperforming loans/Total risk exposure	0.35	0.26	0.09	34.62
% Nonperforming mortgages/Total mortgages	0.16	0.14	0.02	17.91
% Recorded alowance/Nonperforming loans	399.68	573.77	-174.09	-30.34
% Recorded alowance/unsecured nonperforming	315.66	419.17	-103.51	-24.69

Nonperforming loans and allowances


Allowances
Nonperforming loans
Millions of euros
610
550
490
430
370
310
250
190
130
70
500.33
549.09
87.20
137.38
3Q 2006
4Q 2006
1Q 2007
2Q 2007
3Q 2007

Variation in recorded allowance/nonperforming loans


%
590
560
530
500
470
440
410
380
350
573.77
399.68
3Q 2006
4Q 2006
1Q 2007
2Q 2007
3Q 2007

08. Comparative income statements

	2007		2006		Variation	
	Amount	**% s/ATA**	**Amount**	**% s/ATA**	**Amount**	**%**
Interest revenue	1,548,949	4.37	1,013,263	3.21	535,686	52.87
Interest expense	-1,122,332	-3.16	-683,835	-2.16	-438,497	64.12
Interests on preference shares	-11,708	-0.03	-6,892	-0.02	-4,816	69.88
Revenue from equity portfolio	12,868	0.04	14,503	0.05	-1,635	-11.27
Net interest income	**439,485**	**1.24**	**343,931**	**1.09**	**95,554**	**27.78**
Equity accounting	29,466	0.08	23,382	0.07	6,084	26.02
Fees and commissions	182,195	0.51	157,325	0.50	24,870	15.81
Insurance activity	2,588	0.01	-175	0.00	2,763	-1,578.86
Trading income	57,606	0.16	77,860	0.25	-20,254	-26.01
Ordinary income	**711,340**	**2.01**	**602,323**	**1.91**	**109,017**	**18.10**
Personnel expenses	-220,132	-0.62	-164,813	-0.52	-55,319	33.56
General and administrative costs	-145,565	-0.41	-123,446	-0.39	-22,119	17.92
Depreciation and write-downs	-17,904	-0.05	-17,512	-0.06	-392	2.24
Other operating items	12,826	0.04	12,946	0.04	-120	-0.93
Operating income	**340,565**	**0.96**	**309,498**	**0.98**	**31,067**	**10.04**
Write-off and provisions	-46,838	-0.13	-65,654	-0.21	18,816	-28.66
General allowances	4,597	0.01	1,281	0.00	3,316	258.86
Other results	119,860	0.34	5,362	0.02	114,498	2,135.36
Income before taxes	**418,184**	**1.18**	**250,487**	**0.79**	**167,697**	**66.95**
Corporate income tax	-103,579	-0.29	-73,441	-0.23	-30,138	41.04
Income after taxes attibuted to the group	**314,605**	**0.89**	**177,046**	**0.56**	**137,559**	**77.70**
ATA	**47,427,368**		**42,238,856**		**5,188,512**	**12.28**

Income attributed to the Group


180
165
150
135
120
105
90
75
60
45
30
Millions of euros
59.40
63.47
3Q 2006
4Q 2006
1Q 2007
2Q 2007
3Q 2007

09. Quarterly statements of income

	3Q 07	Variation 3Q07/3Q06	Variation 3Q07/2Q07	2Q 07	1Q 07	4Q 06	3Q 06
Interest revenue	559,615	47.65	8.76	514,552	474,782	442,608	379,012
Interest expense	-408,825	54.83	9.08	-374,785	-338,722	-314,756	-264,055
Interests on preference shares	-3,471	40.70	1.17	-3,431	-4,806	-4,247	-2,467
Revenue from equity portfolio	2,817	-44.71	-5.44	2,979	7,072	1,851	5,095
Net interest income	**153,607**	**27.95**	**7.61**	**142,746**	**143,132**	**129,703**	**120,052**
Equity accounting	10,462	-6.86	14.84	9,110	9,894	6,241	11,232
Fees and commissions	60,807	14.01	-1.63	61,814	59,574	59,794	53,336
Insurance activity	0	-100.00	-100.00	980	1,608	1,869	-164
Trading income	9,720	-57.60	-62.07	25,624	22,262	19,672	22,922
Ordinary income	**234,596**	**13.12**	**-2.36**	**240,274**	**236,470**	**217,279**	**207,378**
Personnel expenses	-70,348	24.63	-21.70	-89,847	-59,937	-62,523	-56,445
General and administrative costs	-48,866	17.23	-5.56	-51,741	-44,958	-51,494	-41,684
Depreciation and writte-downs	-6,396	0.36	5.30	-6,074	-5,434	-6,639	-6,373
Other operating items	3,662	-10.60	-25.36	4,906	4,258	5,525	4,096
Operating income	**112,648**	**5.31**	**15.52**	**97,518**	**130,399**	**102,148**	**106,972**
Write-off and provisions	-2,674	-88.23	-90.93	-29,489	-14,675	-31,244	-22,728
General allowances	-313	-94.06	-236.09	230	4,680	-7,173	-5,271
Other results	-20,927	-465.41	-114.84	141,035	-248	2,118	5,727
Income before taxes	**88,734**	**4.76**	**-57.60**	**209,294**	**120,156**	**65,849**	**84,700**
Corporate income tax	-25,269	-0.11	-41.67	-43,321	-34,989	-34,406	-25,296
Income after taxes attibuted to the group	**63,465**	**6.84**	**-61.76**	**165,973**	**85,167**	**31,443**	**59,404**
ATA	**48,102,916**			**47,527,508**	**46,635,557**	**46,307,325**	**43,719,315**

Ordinary income


250
240
230
220
210
200
190
Millions of euros
207.38
234.60
3Q 2006
4Q 2006
1Q 2007
2Q 2007
3Q 2007

Operating income


135
130
125
120
115
110
105
100
95
Millions of euros
106.97
112.65
3Q 2006
4Q 2006
1Q 2007
2Q 2007
3Q 2007

10. Fees

			Variation	
	09/30/2007	09/30/2006	Amount	%
Fees paid				
Fees paid to other banks	15,868	13,036	2,832	21.72
Fees paid to agents. virtual banking	40,907	37,239	3,668	9.85
Total fees paid	**56,775**	**50,275**	**6,500**	**12.93**
Fees received				
Guarantee and L/C	14,630	12,149	2,481	20.42
Foreign exchange	6,118	5,611	507	9.04
Payment and collection services	51,297	51,635	-338	-0.65
Commercial bills	14,350	12,189	2,161	17.73
Sight accounts	7,082	7,091	-9	-0.13
Debit and credit cards	22,940	25,697	-2,757	-10.73
Checks	1,224	1,365	-141	-10.33
Payment orders	5,701	5,293	408	7.71
Brokerage services	49,941	34,591	15,350	44.38
Underwritting and management fees	18,000	7,749	10,251	132.29
Buy/sell orders	15,039	11,705	3,334	28.48
Custody and administration	16,902	15,137	1,765	11.66
Non-banking financial products	75,776	72,778	2,998	4.12
Mutual funds	58,290	58,426	-135	-0.23
Pension funds	8,233	9,181	-948	-10.32
Insurance	9,252	5,171	4,081	78.94
Other fees	41,208	30,836	10,372	33.64
Total fees received	**238,970**	**207,600**	**31,370**	**15.11**
Fees and commissions net	**182,195**	**157,325**	**24,870**	**15.81**

11. Yields and costs

	09/30/2007		09/30/2006	
	weighting	**rate**	**weighting**	**rate**
Cash on hand and on deposit at Central Bank	0.97	2.97	0.89	1.78
Due from banks	11.88	3.89	10.15	2.58
Credit facilities and loans (a)	70.68	4.72	66.47	3.60
Debt securities	11.25	3.91	16.03	3.43
Equity portfolio	1.08	3.35	1.09	4.20
Average earnings assets (b)	**95.86**	**4.59**	**94.63**	**3.44**
Other assets	**4.14**		**5.37**	
Average total assets	**100.00**	**4.40**	**100.00**	**3.25**
Due to central banks	0.04	4.25	0.34	2.55
Due to banks	16.35	3.74	19.32	2.85
Money market trans. through counterparties	0.09	3.35	0.29	2.28
Customer funds (c)	73.73	3.35	68.65	2.25
Customer deposits	42.62	2.79	38.69	1.76
Marketable debt securities	31.11	4.11	29.97	2.89
Subordinated liabilities	1.28	4.72	1.10	4.32
Capital with nature of financial liabilities	0.74	4.49	0.82	2.65
Average interest bearing funds (d)	**92.22**	**3.43**	**90.53**	**2.39**
Other liabilities	7.78		9.47	
Average total funds	**100.00**	**3.16**	**100.00**	**2.16**
Customer spread (a-c)		**1.37**		**1.34**
Net interest margin (b-d)		**1.16**		**1.05**

12. Quarterly yields and costs

	3Q07		2Q07		1Q07		4Q06		3Q06	
	weight.	rate	weight.	rate	weight.	rate	weight.	rate	weight.	rate
Cash on hand and on deposit at central bank	0.98	2.88	0.94	3.26	1.01	2.78	0.89	2.71	0.88	1.66
Due from banks	12.52	4.06	12.10	3.89	10.99	3.70	11.60	3.32	10.46	2.93
Credit facilities and loans (a)	73.49	4.93	70.03	4.69	68.38	4.51	66.28	4.16	67.54	3.80
Debt securities	8.64	4.03	11.37	3.93	13.87	3.81	15.46	3.69	15.24	3.63
Equity portfolio	0.89	2.60	1.19	2.11	1.17	5.26	0.92	1.72	1.08	4.28
Average earnings assets (b)	**96.52**	**4.81**	**95.63**	**4.57**	**95.42**	**4.39**	**95.16**	**4.00**	**95.20**	**3.66**
Other assets	3.48		4.37		4.58		4.84		4.80	
Average total assets	**100.00**	**4.64**	**100.00**	**4.37**	**100.00**	**4.19**	**100.00**	**3.81**	**100.00**	**3.49**
Due to central banks	0.11	4.26	0.00	0.00	0.00	0.00	0.30	3.36	0.00	0.00
Due to banks	13.08	3.98	17.10	3.80	19.02	3.51	21.21	3.31	18.04	3.15
Money market transactions through counterparties	0.03	4.02	0.12	3.83	0.13	2.74	0.30	3.16	0.19	2.33
Customer funds (c)	77.18	3.59	72.99	3.33	70.85	3.09	67.89	2.81	70.93	2.49
Customer deposits	44.37	3.03	42.68	2.79	40.70	2.53	38.39	2.27	39.10	1.95
Marketable debt securities	32.81	4.34	30.31	4.10	30.15	3.85	29.51	3.50	31.84	3.15
Subordinated liabilities	1.20	4.80	1.34	4.76	1.30	4.60	1.21	4.44	1.25	4.27
Capital with nature of financial liabilities	0.73	3.95	0.73	3.94	0.75	5.59	0.75	4.85	0.79	2.82
Average interest bearing funds (d)	**92.34**	**3.65**	**92.27**	**3.43**	**92.05**	**3.20**	**91.67**	**2.94**	**91.21**	**2.63**
Other liabilities	7.66		7.73		7.95		8.33		8.79	
Average total funds	**100.00**	**3.37**	**100.00**	**3.16**	**100.00**	**2.95**	**100.00**	**2.70**	**100.00**	**2.40**
Customer spread (a-c)		**1.34**		**1.36**		**1.42**		**1.36**		**1.31**
Net interest margin (b-d)		**1.15**		**1.14**		**1.19**		**1.06**		**1.03**

Evolution Customer spread


1.45
1.40
1.35
1.30
Annualized Quarterly rate
1.31
1.34
3Q 2006
4Q 2006
1Q 2007
2Q 2007
3Q 2007

Return on lending and Cost of customer funds


5
4
3
2
1
Annualized Quarterly rate
4.93
3.80
3.59
2.49
3Q 2006
4Q 2006
1Q 2007
2Q 2007
3Q 2007
Return on lending
Cost of customer funds

13. Contribution by business area

Net profit

77.7%

increase of on 2006

			Variation	
	09/30/2007	**09/30/2006**	**Amount**	**%**
Customers business divisions	228,859	169,299	59,561	35.18
Personal Finance	24,713	17,778	6,935	39.01
Private Banking	42,891	30,882	12,009	38.89
Corporate Banking	50,586	38,874	11,712	30.13
Individuals	68,870	52,622	16,248	30.88
Small and Medium Size Companies	35,012	24,699	10,313	41.75
Non-Residents	6,787	4,444	2,344	52.74
Capital Markets	28,454	24,960	3,494	14.00
Other businesses	133,332	40,872	92,461	226.22
General allowances	-17,908	-39,541	21,634	-54.71
Corporate Center	-58,133	-18,544	-39,590	213.49
Income after taxes attrib. to the group	**314,605**	**177,046**	**137,559**	**77.70**
Pro-memoria:				
Asset management fees	65,467	64,040	1,426	2.23

Increase of Net profit (%)

Individuals	Personal Finance	Private Banking	Small and Medium Size Companies	Corporate Banking	Non-Residents
30.9	39.0	38.9	41.8	30.1	52.7

14. Shareholders equity and rating

			Variation	
	09/30/2007	09/30/2006	Amount	%
Paid-in capital and reserves	1,781,662	1,509,947	271,715	18.00
Capital with nature of financial liability	343,165	343,165	0	0.00
Revaluation reserve	-102,873	-127,717	24,844	-19.45
Treasury stock	-6,002	-640	-5,362	837.81
Intangible assets	-81,759	-48,555	-33,204	68.38
Tier 1	**1,934,193**	**1,676,201**	**257,993**	**15.39**
Revaluation reserve	102,873	127,717	-24,844	-19.45
Subordinated debt financing	545,051	448,620	96,431	21.50
Recorded general loan loss allowance	353,322	301,855	51,467	17.05
Other deductions	-27,502	-98,223	70,721	-72.00
Tier 2	**973,744**	**779,968**	**193,775**	**24.84**
Total Equity	**2,907,937**	**2,456,169**	**451,768**	**18.39**
Risk-weighted assets	**28,980,972**	**24,148,368**	**4,832,604**	**20.01**
Tier 1 (%)	**6.67**	**6.94**	**-0.27**	**-3.89**
Tier 2 (%)	**3.36**	**3.23**	**0.13**	**4.02**
Capital ratio (%)	**10.03**	**10.17**	**-0.14**	**-1.38**
Excess	**589,459**	**524,300**	**65,160**	**12.43**

Ratings

	Short term	Lomg term	Outlook
Moody's	P-1	Aa3	Stable
Standard & Poor's	A1	A	Positive

15. Variation in net worth

	2007	2006
Balance at January 1	**1,584,602**	**1,447,831**
Dividends	-84,283	-73,630
Capital increase	24,043	20,071
Reserve - available-for-sale	-44,127	-3,307
Income for the year	314,605	177,046
Other variations	-9,324	38,376
Balance at September 30	**1,785,516**	**1,606,387**

16. Cash flow statement

	2007	2006
Cash and Cash Equivalents Balance at January 1	**539,178**	**435,916**
Net cash flow - operating activities	-323,834	11,868
Net cash flow - investment activities	120,440	-35,840
Net cash flow - financing activities	-103,007	143,056
Cash and Cash Equivalents Balance at September 30	**232,776**	**555,000**



17. Creation of shareholder value

Period per share data (euros)	
Earnings per share	0.79
Diluted earnings per share	0.77
Dividend per share	0.21
Book value per share	4.48
Price at beginning of year	11.92
Low	9.55
High	13.94
Closing price	10.11
Appreciation in last quarter (%)	-23.87
Appreciation in last 12 months (%)	-9.73
Stock market ratios	
Price/Book value (times)	2.26
PER (price/earnings. times)	9.52
Dividend yield (%)	2.76
Number of shareholders	84,525
Number of shares	396,876,110
Number of shares held by nonresidents	80,936,487
Average daily trading (number of shares)	2,789,761
Average daily trading (thousands of euros)	33,156

Variations in earnings and dividend per share


0.50
0.40
0.30
0.20
0.10
0.00
Millions of euros
0.15
0.06
0.16
0.07
3Q 2006
4Q 2006
1Q 2007
2Q 2007
3Q 2007
EPS
DPS

Bankinter's market capitalization trend


5,400
5,250
5,100
4,950
4,800
4,650
4,500
4,350
4,200
4,050
3,900
Millions of euros
4,400.76
4,012.42
3Q 2006
4Q 2006
1Q 2007
2Q 2007
3Q 2007

18. People

Number of employees

12.8

increase of on 2006

			Variation	
	09/30/2007	09/30/2006	Amount	%
Number of employees (*)	4,371	3,875	496,00	12.80
Average length of service of employees (in years)	9.72	10.37	-0.65	-6.27
Average age (in years)	36.13	36.60	-0.47	-1.28
Employee distribution by gender (%)				
Men	52.07	53.86	-1.79	-3.32
Woman	47.93	46.14	1.79	3.87
Internal job rotation (%)	33.46	31.15	2.31	7.42
External turnover (%)	10.78	9.43	1.35	14.34
Empl. with univ. degrees and postgrad. studies (%)	72.04	71.59	0.45	0.63

(*) Full-time equivalent
(*) Moving average for the last twelve months.



19. Quarterly events

A New Member on Bankinter's Management Committee
Following the proposal of the Appointments and Remuneration Committee, at its meeting in September, the Board of Directors of Bankinter, approved the incorporation of Fernando Moreno Marcos as a new member of the entity's Management Committee.

Fernando Moreno, deputy general manager of Bankinter, is currently responsible for the Private Individual Banking Area, and customer divisions such as Individuals Banking, Private Banking, Personal Finance and Foreign Customers, report directly to him.

The appointment of Fernando Moreno will prove to be a positive contribution to the Bank's Management Committee, serving to broaden this body's current vision of customer business, thanks to the invaluable experience of this new executive in this area, above all in those segments which play a particularly important role in Bankinter's current strategy, such as Private Banking, Personal Finance or SME Banking.

Bankinter Consumer Finance
Based on the sound earnings performance and growth expectations, this quarter Bankinter reached an agreement with Capital One Bank (Europe) PLC to take over their consumer finance joint venture. Since 2001, the two entities had formed a strategic alliance to jointly manage the consumer finance business featuring revolving credit cards and personal loans under the brand name of "Capital One de Bankinter".

Bankinter will continue to operate this line of business using the same management model (in terms of risk management, lending, return on investment and bad-debt management) as that employed to date, which has reaped such good rewards for both entities. This business arm will be managed from the subsidiary Bankinter Consumer Finance.

Social Action and Environmental Issues
Under the commercial name of "Management of Protected Assets" (" Patrimonio Protegido" (GPP)), Bankinter made a public presentation of the first financial product specifically designed in accordance with the legal figure of Protected Assets, as regulated by Law 41/2003 on Asset Protection for the Disabled. This product takes advantage of the tax benefits offered by this legal figure in order to provide increased profitability for its customers.

In addition to offering this product, Bankinter has undertaken to provide advisory services to disabled persons and their families to help them create a Protected Assets package. This takes the form of various initiatives such as making available the services of the Bank's legal advisers, who have been specially trained for this purpose; intermediating with notaries public with knowledge of this legal figure; and even bearing the notary costs of the initial legal deed document.

Bankinter successfully completed its campaign to reduce paper correspondence, in conjunction with the"Sponsor a Tree" Foundation. After a month and a half of the campaign, 20,086 customers signed up to the initiative to receive their correspondence via the Bank's web site. Apart from reducing the paper consumption of normal bank mailings to customers and employees, the campaign also aimed to make an economic contribution (EUR 2 per customer joining the campaign) to a project for environmental restoration, rural development and environmental education, carried out in collaboration with this Foundation.

Video Calling Service
A major new development at the end of this quarter was the "Video Calling Service" ("Servicio Videollamada"), a new Bankinter customer relationship channel that harnesses the possibilities of the Internet to offer advisory services that are interactive, multimedia, personalised and fully specialised to cater for each specific need.

With this service, any customer can contact the bank, or vice-versa, using an image and voice system which permits the sharing of documents, software applications and Internet pages, thus enhancing the capacity of the advisory function, aiding the resolution of queries and facilitating the remote marketing of complex products and services. Customers can also formulate written questions and receive the answers in the same fashion - in this case the service acts as an instant messaging system.

Corporate Governance
Once again this year, Bankinter was placed in the top three in the Corporate Governance Table for companies in the Ibex 35 index, according to a study prepared by Consultores de Gobierno Corporativo (CGC), a Spanish firm specialising in good governance consulting.

This study, which this year reached its third edition, gave Bankinter a score of close to 8 out of 10, far above the average score obtained by the other entities, which ranged from 5 to 6.5.

Bankinter SA
Paseo de la Castellana, 29
28046 Madrid (Spain)
T +34 913 397 500
F +34 913 398 323
Telex 42760 BANKI E
Swift BKBK ES MM

www.bankinter.com

RECEIVED
2007 NOV 20 P 4:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

bankinter.

NEWS RELEASE — ***From: BANKINTER,S.A.***

Contact: Gloria Ortiz Portero — Tel: + 34 91 339 82 56

gortiz@bankinter.es

BANKINTER PAYS ITS SECOND 2007 INTERIM DIVIDEND

Madrid, September 14nd 2007 -- BANKINTER, S.A. (OTC Bulletin Board Symbol: BKNTY) announced that on October 6th 2007, it will pay its second 2007 interim dividend of 0,07353100 Euros gross per share representing a net amount of 0,06029542 Euros.

BANKINTER is one of the sixth largest publicly owned banks in Spain . The Bank's American Depositary Shares (ADRs) are traded over-the-counter in the United States.


Results
3Q 2007
bankinter.

BANKINTER presents its financial statements following format and criteria stated by Circular of Banco de España 4/04

BANKINTER cautions that this presentation contains forward looking statements. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to (1) general market, macro-economic, governmental and new regulations, (2) movements in local and international securities markets, currency exchange rates, and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America.

bankinter

Results

+27,8%
NII

+15,8%
Fee Income

+77,7%
(26,6% ex "one offs")
Net Profit

Solvency

0,33%
NPL ratio

400%
Coverage

Business

+33,0%
EVA client business

+15%
Active clients

19%
(+3,6)
ROE with clients

1
Results
9M 07

bankinter

9M 07 show a sharp increase in net income

Net income (thousand €)



+26,6
+77,7
177.046
224.094
314.605
Sep 06'
Sep 07' ex one offs*
Sep 07'

bankinter

* one-off items 2007. sale 50% Bk SV, extraordinary expenses and incorporation of 50% of BKCF

... as well as increasing capabilities to generate recurrent revenues

P&L account adjusted to one-off items

P&L. (€ thousand)	Ac Sep '07	Ac Sep '06	Dif. €	Dif. %
Net Interest Income	439.485	343.931	95.554	27,8
Equity Method	29.466	23.382	6.084	26,0
Fees	182.195	157.325	24.870	15,8
Insurance	2.588	(175)	2.763	-
Trading Income	57.606	77.860	(20.254)	(26,0)
Ordinary Income	711.340	602.323	109.017	18,1
Costs	(349.297)	(292.825)	(56.472)	19,3
Operating Income	362.043	309.498	52.545	17,0
Write-offs & Provisions	(46.838)	(65.654)	18.816	(28,7)
General Allowances	4.597	1.281	3.316	-
Other Results	(6.161)	5.362	(11.523)	-
Income Before Taxes	313.641	250.487	63.154	25,2
Taxes	(89.547)	(73.441)	(16.106)	21,9
Net income ex- one-offs	224.094	177.046	47.048	26,6
Net Attributed Income	314.605	177.046	137.559	77,7

bankinter

Net interest income shows sustained growth

Quarterly Net Interest Income excluding dividends (million €)



115
128
136
140
151
+31,2
+29,5
Accum.
3Q06
4Q06
1Q07
2Q07
3Q07

bankinter.

... due to the positive evolution of client deposits...

Client deposits (million €)



17.377
21.784
+25,4
Sep 06'
Sep 07'

bankinter.

... and credits and loans...

Credits and loans (million €)



30.287
36.284
+19,8
Sep 06'
Sep 07'

bankinter.

... while client margins continue to show a positive trend

Evolution of asset yield and cost of liabilities (in %)



5,10
+1,18%
3,92
3,71
+1,14%
2,56
— Cost of liab. — Asset yield

Customer spread evolution (in %)



1,95
1,95
— Client Spred

bankinter.

3

Fee income keeps on growing in a sustained manner


Net fees (thousand €)
+15,8
157.325
182.195
Sep 06'
Sep 07'

- (Thousand €) -	Sep '07	Variation	%
Fees collected	238.970	31.370	15,1
Fees paid	56.775	6.500	12,9

bankinter.

... confirming the strength of recurrent income flows


Quarterly evolution of NII ex dividends + fee income (million €)
+25,7
+25,1
Accum.
168
188
196
202
212
3Q06
4Q06
1Q07
2Q07
3Q07

bankinter.

Associated companies consolidate their contribution to the Group results


LDA* contribution to results (thousand €)
+9,4
22.173
24.254
Sep 06'
Sep 07'
Results from associates: equity method (thousand €)
+26,0
23.382
29.466
Sep 06'
Sep 07'

*LDA results attributed to the Group

bankinter.

Trading results are impacted by market conditions ...


Trading income (thousand €)
-7,0
-26,0
77.860
61.965
57.606
Sep 06'
Sep 06' Ex ence
Sep 07'

bankinter.

... while client business shows its strength

Quarterly trading income due to business with clients (thousand €)


+18,8
15.174
18.025
3Q06
3Q07

bankinter

Improving productivity ...

NII + fee income per employee (thousand €)

Loans per employee (thousand €)


+10
+6
129
142
7.816
8.301
Sep 06'
Sep 07'
Sep 06'
Sep 07'

bankinter

... despite strategic investments in greater commercial capacity

Thousand €	Sep'07	Variation	Dif. %
Ordinary income	711.340	109.017	18,1
Costs	(349.297)	(56.472)	19,3
Operating income	362.043	52.545	17,0

Average number of centers

Average number of employees


+9,4
+10,2
550
450
350
250
40
44
112
138
3.763
4.167
Sep 06'
Sep 07'
Sep 06'
Sep 07'

bankinter

The cost of credit reflects the shift in the business mix

Thousand €	Sep 07	Variation	Dif. %
Impairment losses	(46.838)	18.816	(28,7)

Impairment charges (thousand €)


Sep 06'
Sep 07'
Generic
Specific
0,33%
5bps

bankinter

All together leads to strong net income growth

Quarterly evolution of Net income ex one offs
(million €)



59
31
85
64
75
+26,2
+26,6
Accum.
3Q06
4Q06
1Q07
2Q07
3Q07

bankinter.

... that steps up due to "one off items"

Split down of non recurrent results
(thousand €)



224.094
101.986
(11.475)
314.605
Net profit ex one offs
One off items 2Q07
Capital One
Net profit

bankinter.

2
Solvency

bankinter.

In line with our culture of risk control...

NPL ratio evolution (in %)



10%
8%
6%
4%
2%
0%
Sector
Bankinter

bankinter.

...both NPLs and coverage show high levels of asset quality

Evolution of non performing loans and provisions (thousand €)



550.000
450.000
350.000
250.000
150.000
50.000
549.092
400% coverage
0,33% NPL ratio
500.334
87.202
137.383
S 06
O
N
D
E
F
M
A
M
J
J
A
S07
— NPL's — Provisions

bankinter

Capital ratios continue to be reinforced

Capital ratios (in %)



9,92%
10,03%
3,14
3,36
+11pbs
Jun'07
Sep'07
Core Capital
Tier I
Tier II

bankinter

We count with a well balanced financing structure

Split down of liabilities at amortized cost (million €)

Split down of balances due to banks and marketable sec. (in %)



6,6
4,4
Sep 06'
Sep 07'
Due to clients
Due to banks
Marketable Securities
10
5
7
24
29
Pagares
ECP
Repos to banks
Senior D.
Other
Securitization
Interbank Dep.

bankinter

while maintaining a reduced exposure to real estate developers

Split down of the mortgage book by type (in %)



12,6
3,5
2,4%
1st residence
2nd residence
Oher
Developers

bankinter

3
Business

bankinter

Best in class quality of service,...

Quality of service indicator (ISN)



78,06
77,80
+6,57
+7,70
71,49
70,10
Sep'05 Dec'05 Mar'06 Jun'06 Sep'06 Dec'06 Mar'07 Jun'07 Sep'07
Sector
Bankinter

bankinter

... cross selling efforts,

Client Relationship matrix



x20
8,1
4,9
products
Loyalty
Profitability
Private B.
Individuals

bankinter

... and our multi channel strategy...

Transaction evolution by channel (in %)



'S06
'S07
Telephone B.
Mobile
Internet
Branches
Cards

bankinter

... is reflected in the growing profitability of all business segments

EVA contribution by business (million €)



+33,0
246
185
89
68
Enterprises
Affluents
Individuals
Sep 06'
Sep 07'

bankinter

as well as in the greater diversification of income

Ordinary margin from business with clients by product type (million €)



+26,0
665
528
237
188
163
111
Services and other
Deposits
Other loans
Mortgages
Sep 06'
Sep 07'

bankinter

1.Mortgages
2.SME's
3.Affluents

Standing out

1.Mortgages

2.SME's
3.Affluents

bankinter

Our selective strategy shows in growth rates

Residential mortgages annual growth rate evolution (in %)



50%
40%
30%
20%
10%
0%
Bankinter
Sector

(*) Sector data as at July 07. Source AHE

bankinter

while the 0,18% mortgage has allowed to increase new production

Total mortgage book evolution (million €)



+14,3
23.848
27.249
Sep 06'
Sep 07'
Non securitized
Securitized

Evolution of new mortgages production

New production	Sep 07'	Dif %
Number	23.022	5,1
Amount (million €)	4.739	16,1



Euribor +0,18%
4.575 Trans.
928M€

bankinter

in our target clients

Evolution of client profiles in new mortgage production (in%)



80%
40%
0%
Book: 84,7% (High + medium)
35%
32%
73,5%
20,4%
6,1%
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
High
Medium
Low

bankinter

and preserving quality and profitability

Average data on mortgages

	Book	New Production
Average Loan (Thousand.€)	107,2	192,8
Length (months)	223,1	342,3
% LTV	57,9	62,5
Data in %		
Affordability	30,0	37,4
Margin	0,58	0,48
NPL ratio	0,15	

bankinter

Standing out

1.mortgages

2.SME's

3.Affluents

bankinter

SME's continue to improve in efficiency and profitability



Evolution of ROE in SME's (%)
+1,8
15,3
17,0
Sep 06'
Sep 07'
Evolution of the efficiency ratio in SME's (%)
-3,6
59,1
55,5
Sep 06'
Sep 07'

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showing solid results

SME's Profit & Loss account (thousand €)

P & L	Accum. Sep '07	Dif. €	Dif. %
NII and trading income	91.591	27.138	42,1
Net fees	45.772	7.017	18,1
Ordinary income	137.363	34.155	33,1
Operating costs	(76.166)	(15.182)	24,9
Operating income	61.197	18.973	44,9
Loan loss allowances (specific)	(9.421)	(5.233)	125,0
Other	(225)	(206)	Nr
PBT	51.551	13.534	35,6

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and in client gathering rates



SME's active clients
+22,9
60.383
74.210
Sep 06'
Sep 07
New SME's clients
+14,6
14.786
16.947
Sep 06'
Sep 07'

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as well as in loans and client deposits

Average loan book growth in SMEs (million €)



+25,6
5.171
6.495
Sep 06'
Sep 07'

Average deposits growth in SMEs (million €)



+29,2
1.983
2.561
Sep 06'
Sep 07'

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a quality and well diversified loan book

Credit risk matrix of the SME division (in %)

	<150 Thos €	150-600	600-3.000	+3.000	TOTAL
> 3 Month	6,9	4,0	2,0	0,5	13,3
3-12	16,2	8,4	3,9	0,7	29,2
12-36	3,8	0,9	0,8	0,1	5,6
+ 36	12,0	22,2	15,6	2,2	52,0
TOTAL	38,9	35,4	22,3	3,5	100

NPL ratio evolution in SME's (in %)



0,64%
0,44%
0,49%
0,71%
2004
2005
2006

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Standing out

1. Mortgages
2. SME's

3. Affluents

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A business segment that contributes with over one third of total EVA

Evolution of ROE in Affluents (in %)



51,5
50,6
Sep 06'
Sep 07'

Evolution of the efficiency ratio in Affluents (in %)



30,9
30,9
Sep 06'
Sep 07'

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showing solid growth in results

Affluents Profit & Loss Account (thousand €)

P&L	Accum. Sep '07	Dif. €	Dif. %
NII and trading income	64.753	21.527	49,8
Net fees	80.971	15.309	23,3
Ordinary income	145.725	36.836	33,8
Operating costs	(44.999)	(11.363)	33,8
Operating income	100.725	25.473	33,9
Loan loss allowances (specific)	(49)	130	72,6
Other	(570)	(329)	(135,9)
PBT	100.106	25.275	33,8

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and strong retention and client gathering rates



Affluent active clients (thousand)
New Affluent clients (thousand)
+23,9
+52,1
45.856
56.824
5.522
8.399
Sep 06'
Sep 07
Sep 06'
Sep 07

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and sustained growth in loans and deposits



Average loan book growth in Affluent clients (million €)
Average deposits growth Affluent clients (million €)
+40,3
+35,2
3.668
5.145
3.582
4.840
Sep 06'
Sep 07'
Sep 06'
Sep 07'

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5 Summary

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Strong growth rate of the business with clients continues


Led by a solid ordinary income line


and keeping high levels of asset quality, coverage and solvency


If you think all
banks are the same,
we would like to meet you
bankinter.

END